Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

The following are the significant subsidiaries of Grupo Aval Acciones y Valores S.A.

Name	Jurisdiction of Incorporation

Banco de Bogotá S.A.	Colombia

Banco de Occidente S.A.	Colombia

Banco Popular S.A.	Colombia

Credomatic International Corporation	British Virgin Islands

BAC Credomatic Inc.	British Virgin Islands

BAC International Corporation	British Virgin Islands

Leasing Bogotá S.A., Panamá	Panamá

BAC International Bank, Inc.	Panamá